

July 23, 2013

Via E-mail
Mr. David Brooks
Chief Financial Officer
Ecosphere Technologies, Inc.
3515 S.E. Lionel Terrace
Stuart, Florida 34997

> **Re:** **Ecosphere Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed April 2, 2013**
> **Form 8-K dated May 24, 2013**
> **Filed May 31, 2013**
> **File No. 000-25663**

Dear Mr. Brooks:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Form 8-K dated May 24, 2013

1. Tell us why you did not include pro-forma condensed statements of income in your pro-forma information. Considering the amount of sales at EES and that the disposition of the additional 12% of EES results in a change to equity method of accounting for EES, the impact to your statement of operations would appear to be material. Please refer to Rule 11-02(b) of Regulation S-X.

David Brooks
Ecosphere Technologies, Inc.
July 23, 2013
Page 2

2.   We note from the pro-forma disclosures that the disposition of the additional 12% of EES results in a gain of $28,614,663. To help us better understand the gain to be recognized from this sale, please address the following:

- Tell us your consideration of FASB ASC 810-10-40 and how you determined the amount of the gain;
- Discuss the method for determining the fair value of EES, including all the significant estimates and assumptions used in your calculation;
- If you relied on a cash flow analysis, describe to us the key assumptions that were the drivers of your cash flow analysis;
- Explain to us how the recent declines in revenues were considered in your projections of future cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Julie Sherman at (202) 551-3640 if you have questions regarding our comments. You may also contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief